Media Release Rio Tinto conducts first renewable diesel trial across Pilbara iron ore operations 26 February 2025 Renewable diesel has helped fuel Rio Tinto’s Pilbara iron ore operations for the first time, with the completion of a successful trial of biofuel across its network of Western Australian ports, railways and mines. The trial, the first of its kind for Rio Tinto in Australia, was conducted in partnership with leading global renewable diesel producer Neste and Australian fuel supplier Viva Energy. It has provided Rio Tinto with a greater understanding of how renewable diesel could be integrated across its Pilbara operations. Neste allocated 10 million litres of renewable diesel from used cooking oil1 for the trial. The fuel was shipped from Singapore to Rio Tinto’s Parker Point fuel terminal in Dampier by Viva Energy and blended portside with fossil diesel to create a mix with about 20% renewable diesel. It was then distributed across Rio Tinto’s Pilbara iron ore operations for use in rail, marine, blasting, haul trucks, surface mining equipment and light vehicles. The four-week trial in January and February 2025 provided an understanding of how renewable diesel use could be scaled up across Rio Tinto’s Australian operations in the future, giving key insights into the bulk renewable diesel supply chain, importation and blending processes. It also reduced Rio Tinto’s Scope 1 emissions by about 27,000 tonnes of direct greenhouse gas emissions, which is as much as the tailpipe emissions from 6,3002 cars for a year. Rio Tinto Managing Director Rail, Port and Core Services Richard Cohen said: “Diesel makes up about 70% of the total carbon emissions from our Pilbara iron ore operations. While electrification is the ultimate longer- term solution for repowering the majority of our fleet, we’re also exploring biofuels as a complementary and nearer-term solution. “Through this trial with Neste and Viva Energy, we’ve gained valuable insights into how renewable diesel can help bridge the gap to widespread electrification as well as for circumstances where electrification may not be suitable.” Neste Head of Commercial APAC Renewable Products Ee Pin Lee said: “Neste MY Renewable Diesel is a readily available solution for reducing greenhouse gas emissions. Building on the successful partnership in the US, the agreement in Australia reinforces our commitment to support our customers and demonstrates the capabilities of renewable diesel across a wide range of applications. “This milestone signifies the continuous collaboration with Rio Tinto and we look forward to further expanding our cooperation.” Viva Energy Chief Strategy Officer Lachlan Pfeiffer said: “Drop-in biofuels like renewable diesel are important tools in the energy transition – they help companies reduce emissions without the cost of replacing equipment and infrastructure. EXHIBIT 99.17

Media Release “This trial effectively demonstrated the critical role renewable diesel is going to play in reducing the carbon footprint of Australia’s heavy industry. Viva Energy is working alongside key partners like Rio Tinto to help them to identify the right low-carbon solution to meet their specific business needs.” Rio Tinto is actively exploring the potential of biofuels as part of its ongoing efforts to achieve its Scope 1 and 2 emissions reduction targets of 50% by 2030 and net zero by 2050. This trial builds on the successful transition at the company’s Boron and Kennecott operations in the US, where 11% of its total global fossil diesel consumption has been replaced with renewable diesel. Rio Tinto is also developing a Pongamia seed farm in North Queensland as part of a biofuels pilot to contribute to the growth of the Australian biofuels industry. Note to editors Sustainability certification for this trial was provided by the International Sustainability & Carbon Certification (ISCC) scheme according to Renewable Energy Directive (RED II) requirements, using a mass balance approach. The mass balance approach is a chain of custody model that tracks and guarantees the amount and sustainability characteristics of circular materials such as used cooking oil through the renewable diesel value chain. 1 A waste product from restaurants and food industry processes. 2 US EPA Greenhouse Gas Equivalencies Calculator. Contacts Rio Tinto Jessica Wilson M +61 421 167 125 E media.enquiries@riotinto.com Neste Media Centre P +358 800 94025 E media@neste.com Viva Energy Michael Cave M +61 409 647 910 E michael.cave@vivaenergy.com.au